COMMENTS RECEIVED ON DECEMBER 7, 2020

FROM EDWARD BARTZ

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Local Currency Central Fund

AMENDMENT NO. 61

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may also engage in forward foreign currency exchange contracts for non-hedging purposes, which could have a leveraging effect on the fund. The Adviser may invest a significant portion of the fund's assets in these types of instruments. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to provide the fund with economic exposure similar to investments in emerging markets debt securities with respect to currency and interest rate exposure, or to gain or reduce exposure to a particular currency.”

C:

The Staff requests we confirm that, if forward foreign currency exchange contracts are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.